UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*
                         Cable Car Beverage Corporation
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    126844109
                                 (CUSIP Number)

    C. Duncan Soukup, Lionheart Partners, Inc., 230 Park Avenue, Suite 516,
                       New York, NY 10169 (212) 599-5077
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications.

                                November 18, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              (Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 126844109                                      Page 2 of 8 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LIONHEART USA MICRO CAP VALUE, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) XX
                                                         (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

     NUMBER OF            7      SOLE VOTING POWER
     SHARES                       0. See Item 5.
     BENEFICIALLY         8      SHARED VOTING POWER
     OWNED BY                     618,000.  See Item 5.
     EACH                 9      SOLE DISPOSITIVE POWER
     REPORTING                    0. See Item 5.
     PERSON              10      SHARED DISPOSITIVE POWER
     WITH                         618,000.  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     636,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.11%

14   TYPE OF REPORTING PERSON*

     PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 126844109                                   Page 3 of 8 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LIONHEART PARTNERS, INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) XX
                                                        (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

     NUMBER OF             7      SOLE VOTING POWER
     SHARES                        0. See Item 5.
     BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY                      618,000.  See Item 5.
     EACH                  9      SOLE DISPOSITIVE POWER
     REPORTING                     0. See Item 5.
     PERSON               10      SHARED DISPOSITIVE POWER
     WITH                          636,000.  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     636,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.11%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 126844109                                     Page 4 of 8 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LIONHEART GROUP, INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) XX
                                                         (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

     NUMBER OF            7      SOLE VOTING POWER
     SHARES                       0. See Item 5.
     BENEFICIALLY         8      SHARED VOTING POWER
     OWNED BY                     618,000.  See Item 5.
     EACH                 9      SOLE DISPOSITIVE POWER
     REPORTING                    0. See Item 5.
     PERSON              10      SHARED DISPOSITIVE POWER
     WITH                         636,000.  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     636,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.11%

14   TYPE OF REPORTING PERSON*

     CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 126844109                                    Page 5 of 8 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     C. DUNCAN SOUKUP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) XX
                                                            (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United Kingdom

     NUMBER OF              7      SOLE VOTING POWER
     SHARES                         0. See Item 5.
     BENEFICIALLY           8      SHARED VOTING POWER
     OWNED BY                       618,000.  See Item 5.
     EACH                   9      SOLE DISPOSITIVE POWER
     REPORTING                      0. See Item 5.
     PERSON                10      SHARED DISPOSITIVE POWER
     WITH                           636,000.  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     636,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.11%

14   TYPE OF REPORTING PERSON*

     IN
                     * SEE INSTRUCTIONS BEFORE FILING OUT!

                                  SCHEDULE 13D

CUSIP No. 126844109                                     Page 6 of 8 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bloomingdale Properties, Inc.
     Profit Sharing and Savings Plan and Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) XX
                                                         (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     New York

     NUMBER OF          7      SOLE VOTING POWER
     SHARES                     12,000.  See Item 5.
     BENEFICIALLY       8      SHARED VOTING POWER
     OWNED BY                   ---
     EACH               9      SOLE DISPOSITIVE POWER
     REPORTING                  ---
     PERSON            10      SHARED DISPOSITIVE POWER
     WITH                       12,000.  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     636,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.11%

14   TYPE OF REPORTING PERSON*

     EP
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 126844109                                  Page 7 of 8 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bloomingdale Properties, Inc.
     Money Purchase Pension Plan and Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) XX
                                                             (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     New York

     NUMBER OF          7      SOLE VOTING POWER
     SHARES                     6,000.  See Item 5.
     BENEFICIALLY       8      SHARED VOTING POWER
     OWNED BY                   0
     EACH               9      SOLE DISPOSITIVE POWER
     REPORTING                  0
     PERSON            10      SHARED DISPOSITIVE POWER
     WITH                       6,000.  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     636,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.11%

14   TYPE OF REPORTING PERSON*

     EP
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 126844109                                  Page 8 of 8 Pages


          ITEM 1. SECURITY AND ISSUER

          This statement related to the Common Stock $.01 par value per share (the "Common Stock"), of Cable Car Beverage Corporation, 717 17th Street, Denver, Colorado, 80202.

          ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Lionheart USA Micro Cap Value, L.P., a Delaware limited partnership ("Micro Cap"), Lionheart Partners, Inc., a Delaware corporation ("Partners"), Lionheart Group, Inc., a Delaware corporation ("Group"), C. Duncan Soukup, an individual and a citizen of the United Kingdom ("CDS"), Bloomingdale Properties Inc. Profit Sharing and Savings Plan and Trust, a New York trust ("Profit Sharing"), and Bloomingdale Properties Inc. Money Purchase Pension Plan and Trust, a New York trust ("Money Purchase"). The principal business address of each of Micro Cap, Partners, Group and CDS is 230 Park Avenue, Suite 516, New York, New York 10169. The principal business address of each of Profit Sharing and Money Purchase is 641 Lexington Avenue, 29th Floor, New York, New York 10022.

          Partners is the sole general partner of Micro Cap. Group owns 100% of the capital stock of Partners. CDS owns 100% of the capital stock of Group. CDS is the President and sole Director of each of Partners and Group. CDS's principal occupation is President of Group.

          The trustees of each of Profit Sharing and Money Purchase are (i) John
L. Ernst, President of Bloomingdale Properties, Inc., 641 Lexington Avenue, New York, New York 10022, (ii) Edgar M. Cullman, Chairman of General Cigar Holdings Inc., 387 Park Avenue South, New York, New York, and (iii) Frederick
Danziger, President of Griffin Land & Nurseries, Inc., One Rockefeller Plaza, Suite 2301, New York, New York.

          All of the individuals named are United States Citizens except CDS who is a citizen of the United Kingdom. None have within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Shares of the Common Stock were acquired by Micro Cap, Profit Sharing and Purchase Money in accounts maintained with Bear Stearns Securities Corp. through Furman Selz LLC.

          ITEM 4. PURPOSE OF TRANSACTION

          Micro Cap, Profit Sharing and Money Purchase have acquired shares of Common Stock for arbitrage and investment purposes. Micro Cap, Profit Sharing and Money Purchase reserve the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise.

          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          As of November 20, 1997, each of Micro Cap, Partners, Group and CDS beneficially owned 618,000 shares of Common Stock, constituting 6.91% of the shares of Common Stock outstanding, Profit Sharing beneficially owned 12,000 shares of Common Stock, constituting .1% of the shares outstanding and Money Purchase beneficially owned 6,000 shares of Common Stock, constituting less than
 .1% of the shares outstanding.

          Each of Micro Cap, Partners, Group and CDS share voting and disposition power over the 618,000 shares of Common Stock beneficially owned by them. Profit Sharing and Money Purchase have sole voting power and shared disposition power over the 12,000 and 6,000 shares of Common Stock beneficially owned by each of them, respectively. Partners, Group and CDS share disposition power over the 12,000 and 6,000 shares of Common Stock owned by Profit Sharing and Money Purchase, respectively, based on limited powers of attorney granted to Partners.

          The following purchases are transactions by Micro Cap within the 60 days prior to the event requiring the filing of this Schedule 13D:

TRADE DATE               NUMBER OF SHARES         PER SHARE PRICE
10/06/97                     1,500                    3.1875
10/07/97                    10,500                    3.125
10/08/97                     2,500                    3.06
10/13/97                     2,500                    3.1562
10/17/97                    10,000                    3.125
11/11/97                    36,000                    3.9062
11/12/97                     4,000                    3.875
11/13/97                     6,000                    3.9375
11/17/97                    20,000                    3.96875
11/18/97                    40,000                    4.00
11/19/97                    50,000                    4.0625

No transactions were effected during such period by Profit Sharing or Money Purchase. All the reported transactions were effected on Nasdaq Small Cap Market or directly with market makers.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

           None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

          None

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true and correct.

November 20, 1997

                                  LIONHEART USA MICRO CAP VALUE, L.P.

                                  By: Lionheart Partners, Inc.
                                      its general partner

                                  By: /s/ C. Duncan Soukup
                                          C. Duncan Soukup, President

                                      LIONHEART PARTNERS, INC.

                                  By: /s/ C. Duncan Soukup
                                          C. Duncan Soukup, President

                                      LIONHEART GROUP, INC.

                                 By: /s/ C. Duncan Soukup
                                         C. Duncan Soukup, President

                                 /s/ C. Duncan Soukup
                                     C. DUNCAN SOUKUP

                                    BLOOMINGDALE PROPERTIES, INC.
                                    PROFIT SHARING AND SAVINGS PLAN AND TRUST


                                    /s/ John L. Ernst
                                        John L. Ernst, Trustee


                                    BLOOMINGDALE PROPERTIES, INC.
                                    MONEY PURCHASE PLAN AND TRUST


                                    /s/ John L. Ernst
                                        John L. Ernst, Trustee